

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Danny Yeung
Chief Executive Officer
Prenetics Global Limited
Unit 701-706, K11 Atelier King's Road 728 King's Road, Quarry Bay
Hong Kong

> **Re: Prenetics Global Limited**
> **Post-Effective Amendment No. 3 for Registration Statement on Form F-1**
> **Filed May 31, 2023**
> **File No. 333-265284**

Dear Danny Yeung:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 3 for Registration Statement on Form F-1 filed on May 31, 2023

Cover Page

1. We note your response to our prior comment number 3 and reissue in part. We note your disclosure on the cover page stating "Prenetics Global Limited is a Cayman Islands holding company with operations primarily conducted by its subsidiaries" and further stating "[w]e have subsidiaries conducting operations in Hong Kong." We note in your response you point to the diagram in the Prospectus Summary of the organizational structure. Please state specifically on the cover page which entities conduct the company's operations and, specifically, which entities conduct operations in Hong Kong, including the entities from the recent acquisition of ACT Genomics.

Prospectus Summary, page 1

2.   We note your response to our prior comment number 2 and reissue in part. Please revise the Prospectus Summary to address the risks highlighted on the cover page in response to our prior comment number 2.

3.   Please revise to provide more information about your historical minority interest in a genomics business in mainland China, which is mentioned on page 3.

General

4.   We note your response to our prior comment number 12. We also note the added cover page and Risk Factor disclosure, including your disclosure that you "consider that the current laws and regulations of the PRC applicable to mainland China have no material impact on [y]our business" however, you "must contend with uncertainties stemming from the PRC's intricate and evolving legal and regulatory landscape." Despite your view that there has not been any impact thus far, the risk should be definitively stated. Please revise your disclosure on the cover page to state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jonathan Stone, Esq.